[ISSI Letterhead]

April 20, 2009

VIA EDGAR AND OVERNIGHT COURIER

Kristina Aberg, Esq.
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	International Smart Sourcing, Inc. (the “Company”)
Amendment No. 1 to Preliminary
Information Statement on Schedule 14C
Filed March 25, 2009
File No. 001-14753

Dear Ms. Aberg:

     Enclosed please find Amendment No. 2 to the above-captioned Preliminary Information Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s amended response to the comments immediately thereafter.

General

1.	Please provide us with the representations included at the end of our comment letter, signed by an appropriate officer of the company. We have repeated them in this letter for your convenience.

As requested, the Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	We refer to the agreements discussed in your response to comment 21 from our letter dated March 6, 2009. Please include a description and a summary of the material terms of these agreements within the information statement.

We have provided the requested disclosure on page 9.

Securities and Exchange Commission
April 20, 2009

Action 1 – The Reverse Merger

Terms of the Reverse Merger, page 7

3.	We have reviewed your response to comment 4 from our letter dated March 6, 2009. Please revise the information statement to state the date and current market price used in determining a purchase price of 22 million shares. Please also describe how you determined the value of NETW’s shares to be acquired in the transaction.

We have provided the requested disclosure on page 7.

4.	We have reviewed your response to comment 5 from our letter dated March 6, 2009. It remains unclear to us, however, what assets will be acquired by you and what assets will be retained by the variable interest entities. We note, for example, that NETW reported $2,349,488 and $2,468,835 in assets at December 31, 2008 and June 30, 2008, respectively. We further note, as disclosed on page C-10, that the variable interest entities reported assets of $1,416,188 at June 30, 2008. Please clarify in the information statement which assets will be transferred in connection with the transaction.

As of December 31, 2008, the consolidated assets of NETW and the VIEs aggregated $2,349,488, including $1,343,673 of VIE-only assets. The assets of NETW (stand alone) that will be included in the Reverse Merger and transferred to the shell (and accounted for at cost as the accounting acquirer) as of December 31, 2008 were $1,005,815.

In connection with the transaction, none of the assets or liabilities of the VIE’s will be included as part of the Reverse Merger. NETW (stand alone) is the only entity that will be acquired by and merged with ISSI and included in the Reverse Merger. Substantially all of the historical assets of ISSI will remain with the post-merged entity. As per the Pro Forma balance sheet, approximately $1,002,000 of ISSI’s assets were cash at December 31, 2008.

We have provided disclosure to this effect on page 8.

5.	We have reviewed your response to our prior comment 7 and note that NETW anticipates its transaction expenses to be approximately $20,000. Please state who will pay NETW’s expenses.

We have provided the requested disclosure on page 10.

Description of NETW, page 9

6.	Please describe in more detail the services offered by the company to “non-traditional public companies.”

We have substituted the phrase “small and micro-cap public companies” for “non-traditional public companies” on page 10.

Securities and Exchange Commission
April 20, 2009

Regulatory Approvals Required, page 10

7.	We have reviewed your response to our prior comment 10. Please disclose in the information statement that you intend to rely on Rule 506 of Regulation D.

We have provided the requested disclosure on page 11.

8.	We refer to the sentence that you “are required to maintain minimum net capital equal to the greater of $100,000 and ….” This sentence appears incomplete as there is no comparative amount or term disclosed. Please revise.

We have updated our disclosure on page 11 to read as follows:

As a registered broker-dealer, NETW is subject to the SEC’s ongoing Uniform Net Capital Rule 15c3-1. This requires that NETW maintain minimum net capital of $100,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

We have also made the corresponding change on page C-21 of the Financial Statements.

Executive Compensation Compensation of ISSI’s Executive Officers, page 11

9.	We refer to your statement that none of your executive officers received compensation in excess of $100,000 for the last two fiscal years. Please note that you are required to include compensation information for your principal executive officer regardless of compensation level. Please refer to Item 402(m)(2) of Regulation S-K.

We have changed the disclosure on page 12 to indicate that none of our executive officers, including our principal executive officer, received any compensation for their services, other than fees they received for their services as directors, which were disclosed in the Director Compensation Table on page 12.

Summary of NETW’s Executive Officers, page 11

10.	Please include a narrative disclosure to the summary compensation table discussing the material terms of each officer’s salary and the reason for significant differences from the prior fiscal year. We also note the difference in salary for Mr. Testaverde from 2007 to 2008. Please refer to Item 402(o) of Regulation S-K.

We have provided the requested disclosure on page 13.

Security Ownership of Certain Beneficial Owners and Management, page 12

11.	Please revise the beneficial ownership table to reflect Mr. Jay Gottlieb’s share ownership as reported on a Schedule 13G filed with the SEC on February 9, 2009.

We have revised the beneficial ownership table as requested.

Securities and Exchange Commission
April 20, 2009

Discussion and Analysis of NETW’s Operations and Financial Condition
Overview, page 14

12.	We have reviewed your response to our prior comment 14. We continue to believe that the “Overview” can be expanded upon and reissue our prior comment. For example, we note as discussed on page 15 that NETW had a change in product mix and losses due to market volatility in its most recent six month period. Please also consider including disclosure as to how the current economic environment has impacted NETW’s financial condition.

We have provided the requested disclosure on page 16.

Action 2 – Amendment of the Articles of Incorporation Preemptive Rights, page 20

13.	Please clarify, here or elsewhere in the information statement as appropriate, if your holders of common stock have any preemptive rights with respect to the shares to be issued in connection with the reverse merger.

We have clarified on page 21 that none of the holders of our common stock have any preemptive rights with respect to the shares to be issued in connection with the reverse merger.

Financial Statements Network 1 Financial Securities, Inc. (“NETW”)

14.	We note from your expanded disclosure in response to comment 16 that you valued your marketable securities using Level 1 inputs. Since you do not present a line item entitled marketable securities in your financial statements, tell us what consideration was given to disclose the fair value information based on the major category of assets and liabilities on your balance sheet (i.e. securities held for resale, securities sold but not yet purchased, etc.).

We have modified our SFAS 157 disclosures on page B-12 to include the following additional sentences:

Such marketable securities held by the Company are included in the Condensed Consolidated Balance Sheet, as a component of “Due from clearing organization, Securities held for resale and Securities sold but not yet purchased.” The fair value of these marketable securities is determined based on the price of such securities that trade in a readily determinable market.

Securities and Exchange Commission
April 20, 2009

Summary of Significant Accounting Policies

Consolidation of Variable Interest Entities, page C-9

15.	We have read and considered your response to comment 18. It appears that you evaluated the entities’ sufficiency of operating activity to operate on their own rather than evaluating the entities’ sufficiency of equity investment at risk as required by paragraph 5 of FIN 46R. Likewise, we noted your assertion that the holders of the entities, as a group, have the direct ability to make decisions about the entities activities that would significantly impact the entities success. As such, it is not clear what conditions in paragraph 5 of FIN 46R you used in determining whether a VIE exists. For each entity, please clarify your analysis of FIN 46R as follows:

  Tell us the specific conditions in paragraph 5a, b, or c of FIN 46R that the entity meets in concluding that it is a VIE and the basis for your conclusion.
  Likewise, tell us the specific conditions in paragraphs 14-17 of FIN 46R that your meet in concluding that NEWT is the primary beneficiary of that entity and the basis for your conclusion.

In evaluating the necessity for NETW to consolidate its relationships with certain VIE’s, we considered the requirements of FIN 46R, paragraphs 5a through 5c and paragraphs 14 through 17.

Paragraph 5 Interpretation

In determining whether an entity is a VIE, FIN 46R prescribes consolidation for a risks and rewards model where a party may participate in the majority of the entity’s economics. With respect to NETW, the risks and rewards model is most applicable as NETW does not directly retain an ownership or voting interest in the VIE’s (the shareholders of NETW are the majority owners of the VIE’s). NETW is the primary beneficiary and absorbs a majority of the losses. One important consideration is understanding the composition of equity investment at risk of the VIE’s.

Under FIN 46R, the definition of equity investment at risk specifically excludes (1) equity investments that do not participate significantly in the entity's profits and losses, (2) equity interests issued by the entity in exchange for subordinated interests in other VIEs, (3) amounts provided, directly or indirectly, by the entity or parties involved with the entity to the equity investor, and (4) amounts that the entity or parties involved with the entity directly finance for the equity investor.

According to paragraph 5a, an equity investment at risk of less than 10% of the entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support unless the equity investment can be demonstrated to be sufficient.

NETW has three primary shareholders that own NETW. These same shareholders own substantially all of the VIE’s. The VIE’s were capitalized by loans from NETW and through distributions to the shareholders from NETW. As of June and December 2008, respectively, total net equity of the VIE’s is greater than 10% of the total assets. While the VIE’s may appear to have sufficient equity at risk (above the 10% “bright line” established by Fin 46R), all of the equity was derived from loans and distributions to the shareholders of NETW, and therefore the equity would not be included as part of the equity investment at risk under FIN 46R.

Securities and Exchange Commission
April 20, 2009

As a result, equity investment at risk is less than 10% and further supports the provisions of 5a that the entities are VIE’s and cannot support their operating activities without the continued ongoing financial support of NETW.

Secondarily, NETW’s relationship with the VIE’s is one in which NETW retains no ownership or voting interest, which is clearly disproportionate to its economic interest or risks (the implicit obligation to fund the operations of the VIE’s and absorb their losses and cash flow deficits) (FIN 46, paragraph 5c). The VIE’s were formed solely to support the operations of NETW and therefore NETW to date has advanced substantially all the necessary funds to supports the VIE’s. Based on the above, we have determined the entities in question are in fact VIE’s.

Please refer to our previous response letter dated March 25, 2009, in item numbers 18 and 21 which further discuss the business relationships of the VIE’s before and after the Reverse Merger.

Paragraph 14-17 Interpretation

An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise that consolidates (NETW) a variable interest entity is called the primary beneficiary of that entity. An enterprise shall determine whether it is the primary beneficiary of a variable interest entity at the time the enterprise becomes involved with the entity. The business relationship between NETW and the VIE’s is integral in generating profits for NETW and substantially all of the VIE’s revenues and profits are derived through NETW’s client base. Based on the above, we have determined NETW to be the primary beneficiary of the VIE’s operations.

We have therefore concluded that, based on our complete analysis described above, consolidation of the VIE’s is appropriate.

Pro Forma Condensed Combined Financial Statements

16.	We have read and considered your response to comment 21. Please clarify with sufficient specificity how the expected changes in existing contractual arrangements would cause each of the entities to not meet each of the conditions in paragraph 5a, b, or c of FIN 46R and the basis for your conclusion. Currently it is unclear how these changes would impact the equity investment at risk for these entities. If you conclude that they would still meet the definition of VIE, tell us the specific conditions in paragraphs 14-17 of FIN 46R that you meet in concluding that NETW would not be the primary beneficiary of each entity and the basis for your conclusion.

Securities and Exchange Commission
April 20, 2009

Once the Reverse Merger is consummated, NETW will no longer be the primary beneficiary of the VIE’s operations and will no longer have any requirement to fund the capital needs of the business (no further loans will be made to sustain the operations of the VIE’s). Any future business transactions, if any, conducted between NETW and the VIE’s will be at “fair market value” (arms-length).

Additionally, once NETW completes the Reverse Merger, its relationship with certain of its VIE’s will be terminated which will eliminate any further consideration of consolidation completely. Please refer to our previous response letter dated March 25, 2009, in item numbers 18 and 21 which further discuss the business relationships of the VIE’s before and after the Reverse Merger.

Based on the above, once the Reverse Merger is consummated and the respective agreements executed, as indicated earlier, NETW will no longer consolidate the VIE’s.

With the completion of the Reverse Merger, NETW will not under any circumstances continue to advance funds to the VIE's and will not conduct its business relationship with the VIE’s in the same manner as before. If, however, the business relationship between NETW and the VIE's changes (post-Reverse Merger) to indicate that consolidation under FIN 46R may continue to be appropriate, the financial statements will be adjusted accordingly.

However, management does expect this to be the circumstance.

Securities and Exchange Commission
April 20, 2009

     We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at (631) 293-4796 or my counsel, Kristin Angelino, at (212) 752-9700 if you have any questions.

Very truly yours,

INTERNATIONAL SMART SOURCING, INC.

	By:	/s/ David R.E. Hale
David R.E. Hale
President

cc: Kristin J. Angelino, Esq.